Exhibit 99.1

Press Release

For immediate release

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

(NASDAQ: BANL)

CBL International Limited Reports 2025 Full-Year Results:

8% Sales Volume Growth in FY2025; Narrows Net Loss by 23% Amid Strategic Expansion

Positioning for Margin Recovery and Sustainable Growth

Kuala Lumpur, April 17, 2026 — CBL International Limited (NASDAQ: BANL) (the “Company” or “CBL”), the listing vehicle of Banle Group (“Banle” or “the Group”), a leading marine fuel logistics provider in the Asia-Pacific—today reported its FY2025 results, highlighting an 8.0% increase in sales volume and a 22.8% narrowing of net loss through cost discipline and network growth.

Financial Performance Overview

Consolidated revenue for the year ended December 31, 2025 was $538.49 million, a decrease of 9.1% from $592.52 million in 2024. The decline was primarily attributable to lower global bunker fuel prices, which followed a 14.1% year-on-year drop in Brent crude prices. Despite the revenue decrease, sales volume rose 8.0%, driven by successful network expansion, new customer acquisition, deeper penetration with existing clients, and continued diversification into bulk carriers and oil and gas tankers alongside container liner operators.

The Company reported a net loss of $2.99 million in 2025, representing a significant 22.8% improvement from the $3.90 million net loss in 2024. This narrower loss was achieved through rigorous group-wide cost-control measures that reduced operating expenses by 20.7% to $6.91 million from $8.70 million in the prior year. Gross profit was $4.47 million, compared to $5.37 million in 2024, reflecting competitive pricing pressure in a lower oil price environment that supported volume growth and market share gains.

Earnings per share (EPS) was $(0.108) in 2025, an improvement from $(0.136) in 2024. Operating cash flow turned positive, generating $4.00 million in 2025 compared to a $1.94 million outflow in 2024, reflecting enhanced working capital management and improved liquidity.

Strategic Progress Amid Industry Challenges

In 2025, CBL doubled its port coverage since its March 2023 IPO, reaching over 70 key maritime ports across five continents by April 2026. This expansion enhanced service along major global trade routes, especially intra-Asia and Euro-Asia corridors, reflecting customer-focused development and adaptation to trade shifts from U.S. tariffs and geopolitical dynamics.

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Customer diversification continued, with reduced reliance on the top five customers (contributing 60.0% of revenue in 2025 versus 67.2% in 2024) and increased contributions from non-container vessel segments. The Company maintained strong relationships with nine of the world’s top 12 container shipping lines, representing nearly 60% of global container fleet capacity.

Sustainability efforts gained momentum, with biofuel sales volume up 7.1% and an inaugural LNG bunkering at Xiaomo Port in December 2025. CBL earned the EcoVadis Silver Medal in December 2025, placing it in the top 15% of assessed organizations globally for ESG performance. These steps align with stricter regulations and position CBL to meet rising demand for low-emission fuels while embedding sustainability into its supply chain.

Resilient Outlook and Focus on Profitability

Management views ongoing industry challenges—including geopolitical tensions, regulatory evolution, and oil price volatility—as opportunities to strengthen customer loyalty and competitive positioning. With an expanded global network, diversified customer base, enhanced cost discipline, and growing sustainable fuel capabilities, CBL is well-positioned for margin recovery and profitable growth as market conditions stabilize.

Dr. Teck Lim Chia, Chairman and CEO of CBL International Limited, commented: “2025 was a year of disciplined execution in a challenging environment. We delivered meaningful volume growth, significantly narrowed our net loss through rigorous cost management, and continued building a more resilient and sustainable business. Our expanded port network, stronger customer relationships, and progress in alternative fuels lay a solid foundation for improved profitability and long-term value creation as the maritime industry recovers.”

About the Banle Group

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in over 70 major ports covering Australia, Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Netherlands, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey, and Vietnam, as of 17 April, 2026. The Group actively promotes the use of sustainable fuels and is awarded with the ISCC EU and ISCC Plus certifications, as well as EcoVadis Silver Medal.

For more information about our company, please visit our website at: https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, fuel prices and tariffs, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com

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